July 7, 2025

Zhenyu Wu
Chief Financial Officer
EpicQuest Education Group International Ltd
200 N. St. Clair Street
Suite 100
Toledo, OH 43604

       Re: EpicQuest Education Group International Ltd
           Registration Statement on Form F-3
           Filed June 27, 2025
           File No. 333-288399
Dear Zhenyu Wu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Cavas S. Pavri